LAW OFFICES	CORRESP.

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE:  (202) 347-0300

FACSIMILE:   (202) 347-2172

WWW.EMTH.COM

October 18, 2006

VIA EDGAR

David S. Lyon, Esq.

Senior Attorney

U.S. Securities and Exchange Commission

Room 4527, Mail Stop 4561

Station Place 1

101 F Street, N.E.

Washington, D.C. 20549

Re:	Alliance Bancorp, Inc. of Pennsylvania
Registration Statement on Form S-1
File No. 333-136853

Dear Mr. Lyon:

Attached for filing on behalf of Alliance Bancorp, Inc. of Pennsylvania (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated September 19, 2006, to Dennis D. Cirucci, President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments from the Comment Letter.  References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

Alliance Bank, page 1

1.                                      Please quantify your dependence on higher risk, commercial and subprime residential lending.

The requested disclosure has been provided on page 1 of the prospectus under the heading “Alliance Bank.”

Reasons for the Reorganization, page 4

2.                                      You appear to have no immediate plans for the use of proceeds.  Where appropriate, please discuss your capacity to place these funds into productive use, other than short term holding positions, and the effect this may have on earnings.  We note the related risk factor at the top of page 18.

Disclosure in response to this comment has been provided on page 4 of the prospectus under the heading “Reasons for the Reorganization.”

The Exchange Ratio, page 4

3.                                      Please disclose at the bottom of page 3 that the exchange ratio is not based in any way on the trading value of Alliance shares.

The exchange ratio is related to the appraised value which, among other factors, did take into consideration recent trading prices of Alliance Bank’s common stock. Disclosure to this effect has been provided on page 5 of the prospectus under the heading “The Exchange of Alliance Bank Common Stock” as well as on page 128 of the prospectus under the same heading.

An independent valuation of the pro forma market value of Alliance Bancorp was conducted by RP Financial in accordance with Office of Thrift Supervision guidelines.  The appraisal report was reviewed by the board of directors and a purchase price of $10.00 per share was established by the board. Based on the appraisal, the size of the offering and the $10.00 purchase price per share, the board established an offering range of 1,807,339 shares to 2,445,223 shares and a corresponding exchange ratio of 2.09945 to 2.84043.

4.                                      Please give the date the terms of this transaction were made public and disclose the closing price on the day before.  Please also provide comparable disclosure for this and the prior comment in the body of the text.

The requested disclosure has been provided on page 4 of the prospectus under the heading “The Reorganization.”  We note the previous disclosure on the bottom of page 26 of the prospectus under the heading “Market For Our Common Stock.”

How We determined the Price Per Share…, page 6

5.                                      Here and in more detail in the body of the text, please clarify whether the appraisal relied upon the trading value of Alliance Bank stock and, if not, why this was the case.

The requested disclosure has been provided on page 7 of the prospectus under the heading “How We Determined the Price Per Share and the Offering Range” as well as on page 116 of the prospectus under the same heading.

6.                                      The referenced projections appear to be material.  Please provide this information in the filing or advise us why this is not required.

As disclosed on pages 7 and 116 of the prospectus under the heading “How We Determined the Price Per Share and the Offering Range,” in preparing its appraisal, RP considered many factors, including the Registrant’s projected operating results and projected financial condition.  Initially, we note that this disclosure is consistent with the disclosure contained in other thrift and bank offerings over the last 18 to 24 months.

More importantly, the referenced projections are contained in the Registrant’s Business Plan and the information provided therein consists of proprietary information and financial and commercial information which is confidential.  The Registrant is of the opinion that disclosure of the three year financial projections and historical analysis which have been prepared would likely result in substantial harm to the competitive position of the Registrant.  These projections are based on numerous assumptions and, although the Registrant believes these assumptions are reasonable, this information is not a statement of actual future operations and is filed solely to comply with the regulatory requirements.  As a result, public disclosure of this information may be misleading.

Further, the disclosure of the projections would expose proprietary financial data, operating strategies and assumptions to the public and would seriously disadvantage the Registrant in that similar information regarding its competitors is not likewise available in the marketplace.  The projections have not been publicly disclosed by the Registrant as such information is considered private, proprietary and having pecuniary value to the Registrant.  Such information is disclosed within the organization of the Registrant only on a Aneed to know@ basis, with disclosure generally restricted to directors and senior management.  A competitor would have no other legitimate channel of obtaining this information except by access to the Business Plan.

From an investor’s standpoint, the pro forma data is intended and does reflect the projected balance sheet and operating results of the Registrant assuming the completion of the offering.  As set forth in Rule 11-02 of Regulation S-X, these statements are intended to assist investors in analyzing the future prospects of the Registrant because they illustrate the possible scope of the change in the Registrant’s historical financial position and results of operations caused by the offering.

Finally, we are not aware of any requirement in Regulation S-K, Regulation S-X, Form S-1, the Securities Act of 1933 or the regulations thereunder that require a registrant to disclose its projected operations.  It is safe to assume that most, if not virtually all, registrants possess projections at the time they file registration statements and price their securities for an offering.  We are not aware of any regulation or commission policy requiring disclosure in such instances.

7.                                      Please provide in the filing the trading price increase information used by RP Financial.

In recent mutual holding company conversions, full stock conversions and “second step” conversions, disclosure has been provided with respect to after market performance of comparable transactions.  However, the offering and reorganization proposed by the Registrant is not comparable to any of the above conversion transactions.  In addition, as disclosed in the appraisal report, no transactions similar to the Registrant’s follow on offering have been conducted in the last five years.  We believe that any after market performance disclosure would be misleading due to (i) the substantially different nature of this transaction relative to a mutual holding company conversion, full stock conversion or “second step” conversion and (ii) the lack of data regarding any similar follow on offering transactions over the past five years.

Our Dividend Policy, page 11

8.                                      Please clarify how much you intend to pay as a dividend.  The current disclosure is not clear as it seems to indicate that you will pay the same as you do now per share, or nine cents for this quarter, and elsewhere you imply that it will be the same adjusted for the exchange or about three cents per share.  Please make a similar clarification on page 23.

The disclosure on page 12 of the prospectus under the heading “Our Dividend Policy” and on page 25 of the prospectus under the heading “We Intend to Continue to Pay Quarterly Cash Dividends” has been clarified in response to this comment.

A significant Percentage of Our Assets Are Invested…, page 16.

9.                                      Please disclose the reasons for this current, investment situation.

Disclosure in response to this comment has been provided on page 18 of the prospectus under the heading “A Significant Percentage of Our Assets are Invested in Lower Yielding Investments which Has Hindered and May Continue to Hinder Our Ability to be More Profitable.”

Expiration date for the Subscription Offering, page 104

10.                               At the end of the first paragraph on page 105 clarify that any such extension will require an affirmative resolicitation, and explain what this means.

Disclosure in response to this comment has been provided on page 114 of the prospectus under the heading “Expiration Date for the Subscription Offering.”

How We determined the Price Per Share…, page 106

11.                               We note the last bullet, peer group selection criteria on page 107.  Please disclose the reason for this and the consequences of this on the peer group ratios discussed on the next page.

The information on page 116 of the prospectus under the heading “How We Determined The Price Per Share and The Offering Range” reflects the mathematical computation of certain ratios for all Mid-Atlantic based mutual holding companies with assets less than $1.0 billion, except for those companies set forth below.  These peer group companies are most similar to Alliance Bank in terms of scope of operations, resource availability and operating strategy.  In addition, the selection of these peer group companies is consistent with regulatory guidelines.

All companies meeting the foregoing search criteria were selected with the exception of four companies as follows:

A.           BCSB Bankorp, MHC, of Maryland, which was excluded from the peer group owing to the recent announcement of a large fraud-related loss.

B.             Magyar Bancorp of NJ, Lakeshore Bancorp of NY, and Roma Financial Corp. were excluded from the peer group owing to the recency of their respective conversion offerings which were completed in January, April and July of 2006, respectively.  In this regard, the OTS appraisal guidelines require that thrifts included in the valuation peer group must have been converted for at least one year.  This one year period is imposed in order that the impact of reinvestment of their conversion offering proceeds and the expense of any stock benefit plans would be fully reflected in their trailing twelve month earnings so as to be more comparable to the valuation peer group.

Closing Comments

The closing comments are noted.

*              *              *

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter.  Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Kevin M. Houlihan
Kevin M. Houlihan

cc:	Dennis D. Cirucci
Raymond A. Tiernan